FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of June


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc
23 June 2005
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/ Registered name                                           Shares held
State Street Hong Kong                                                  42,600
State Street Bank and TR Co                                            541,100
Bank of New York Europe LDN                                          4,731,207
JP Morgan Bournemouth                                                2,938,343
Master Trust Bank of Japan                                             364,556
Nomura Trust & Banking                                                 134,730
Trust&Cust SVCS BK Ltd, TOKO                                           105,840
Bank of New York Brussels                                            1,365,300
Brown Bros Harrimn Ltd Lux                                          32,286,938
Chase Manhattan Bank AG Frankfurt                                    1,141,015
ING Luxembourg                                                          86,432
JP Morgan Bournemouth                                                2,387,275
National Australia Bank Melbourne                                    1,514,555
Northern Trust London                                                  832,090
State Street Bk & Tr Co Lndn                                           823,815
State Street Bank Australia                                            422,630
State Street T&B Co Ltd Tokyo                                          118,932
Bermuda Trust Far East HK                                              641,228
JP Morgan, Bournemouth                                              58,063,841
Brown Brothers Harriman and Co                                          23,700
JP Morgan Chase Bank                                                17,689,800
Mellon Bank N.A.                                                       441,600
Northern Trust London                                                  368,000
State Street Bank & Tr Co                                              746,793
Bank of New York                                                     1,072,870
Brown Brothers Harriman and Co                                       6,041,861
CIBC Mellon Trust                                                      764,358
JP Morgan Chase Bank                                                 2,314,027
Mellon Bank N.A.                                                     3,553,419
Northern Trust Co                                                    4,534,207
Royal Trust - Toronto                                                   97,845
State Street Bank & Tr Co                                           12,132,656
Bank of New York Brussels                                            6,027,288
Bankers Trust London                                                   678,400
Chase Manhattan London                                                  36,200
Chase Manhattan Bk AG Frankfurt                                        262,741
Clydesdale Bank Plc                                                    535,400
Dexia Privatbank                                                        30,900
HSBC Bank Plc                                                          832,355
JP Morgan, Bournemouth                                               8,437,383
JP Morgan Chase Bank                                                   558,000
Mellon Bank                                                          2,676,652
Midland Securities Services                                            340,500
Northern Trust London                                               10,334,111
Societe Generale                                                       149,720
State Str Bk and Tr Co LNDN                                          5,771,360
State Street Munich                                                     86,592
Brown Brothers Harriman and Co                                       4,191,000
Citibank NA                                                          1,974,500
JP Morgan Chase Bank                                                 6,295,500
Mellon Bank N.A.                                                     5,629,500
State Street Bank and TR Co                                            156,000

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

22 June 2005

12. Total holding following this notification

213,327,665 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

6.03%

14. Any additional information

Shares in issue as at 22 June 2005 - 3,540,649,240

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

23 June 2005

www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 23 June, 2005                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary